Exhibit 99.1

Onion Global Limited Announces First Quarter 2021 Unaudited Financial Results

Guangzhou, China, June 10, 2021 - Onion Global Limited (“Onion Global” or the “Company”)1 (NYSE: OG), a next-generation lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands to young people in China and across Asia, today announced its unaudited financial results for the first quarter of 2021.

First Quarter 2021 Financial Highlights

•	Total revenues were RMB668.9 million (US$102.1 million) in the first quarter of 2021, compared to RMB709.4 million in the same period of 2020.

•	Gross profit was RMB125.7 million (US$19.2 million), compared with gross profit of RMB187.8 million in the same period of 2020.

•	Net income attributable to Onion Global’s ordinary shareholders was RMB8.9 million (US$1.4 million), compared with net income of RMB55.3 million in the same period of 2020.

First Quarter 2021 Operational Highlights

•	Total GMV[2] generated by the sales of the Group was RMB730.9 million (US$111.6 million) in the first quarter of 2021, compared to RMB942.6 million in the same period of 2020.

•	Total GMV generated by sales of our private label brands on O’Mall was RMB22.7 million (US$3.5 million), representing a significant increase of 149.1% from RMB9.1 million in the same period of 2020.

•

As of and for the twelve months ended March 31, 2021, the total number of key opinion consumers (“KOCs”), total number of active KOCs[3], total number of registered users and total number of active buyers[4] was 710.8 thousand, 513.2 thousand, 15,516.4 thousand, 2,097.6 thousand, respectively.

Recent Developments

On May 7, 2021, the Company successfully completed its initial public offering (the “IPO”) of 9,310,350 American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”), at a price of US$7.25 per ADS. The Company received a total of approximately US$67.5 million of gross proceeds from the IPO before deducting the underwriting discounts, commissions and offering expenses.

On June 9, 2021, the representatives of the underwriters partially exercised the over-allotment option and purchased an additional 399,270 ADSs at the IPO price of US$7.25 per ADS. As a result, the Company has raised US$70.4 million in gross proceeds, before deducting underwriting discounts, commissions and offering expenses, through the issuance of a total of 9,709,620 ADSs in the IPO.

“Our disciplined approached to building the business over the past five years has allowed us to successfully complete our IPO on the NYSE in May 2021,” commented Mr. Cong (Kenny) Li, Founder and CEO of Onion Global Limited. “With the IPO completed, we are now positioned to share our successes with shareholders in the global capital markets and are well-funded to pursue the many growth opportunities ahead.”

“We will strive to accelerate the expansion of our distribution channels to build a diversified, borderless fashion brand operator, and further integrate the resources of upstream global manufacturing and processing facilities and product R&D labs to fully leverage our advantages in downstream omni-channel and other marketing solutions,” Mr. Li continued. “By executing on our growth strategy, we will optimize our supply chain efficiencies and cost structures for our brands and create a closed ecosystem for the management and operation of a brands full life cycle development.”

“Our mission is to be the dream factory of lifestyle brands, and we aim to meet the needs of our users by creating more channels and penetrating everyone’s life with our products, services and culture. The IPO was just the beginning of the next phase of our journey, and we will preserve our entrepreneurial nature as we move forward. The industry is rapidly changing, but we believe our humbleness, inquisitive attitude, and optimism is what brought us to where we are and will drive us to the next level.”

First Quarter 2021 Financial Results

Total Revenues were RMB668.9 million (US$102.1 million) compared with total revenues of RMB709.4 million in the same period of 2020. The decreases were primarily due to (i) lower sales of disinfection and/or sanitizing kits in the first quarter of 2021 as compared to the atypical sales volume in the same period of 2020 due to the COVID-19 outbreak, (ii) stock piling of daily necessities and other household products by our buyers during the initial periods of the COVID-19 outbreak, and (iii) shift from “daigou” (surrogate shopping) to cross-border e-commerce retail platforms in the first quarter of 2020 in response to overseas transportation and shipment restrictions that were imposed as a result of the COVID-19 outbreak.

•	Product revenues were RMB632.4 million (US$96.5 million), compared with RMB642.0 million in the same period of 2020.

•	Service revenues were RMB36.5 million (US$5.6 million), compared with RMB67.4 million in the same period of 2020.

Cost of revenues was RMB543.2 million (US$82.9 million), representing a slight increase of 4.2% from RMB521.5 million in the same period of 2020, primarily attributable to more diversified goods supplied to our customers.

Gross profit was RMB125.7 million (US$19.2 million), compared to gross profit of RMB187.8 million in the same period in 2020.

Gross margin was 18.8%, compared with 26.5% in the same period in 2020.

Total operating expenses were RMB118.5 million (US$18.1 million), remained stable as that of RMB117.1 million in the same period of 2020.

Total income from operations was RMB7.9 million (US$1.2 million), compared with RMB70.9 million in the same quarter of 2020.

Net income attributable to Onion Global’s ordinary shareholders was RMB8.9 million (US$1.4 million) or 1.3% net margin, compared with net income attributable to Onion Global’s ordinary shareholders of RMB55.3 million or net margin of 7.8% in the same period of 2020.

Basic and diluted Earnings per share5 was RMB1 (US$0.15), compared with RMB7 in the same quarter of 2020.

As of March 31, 2021, the Company had cash and cash equivalents of RMB273.2 million (US$41.7 million), compared to RMB241.7 million as of December 31, 2020. Short-term investments, as of March 31, 2021, decreased to RMB85.0 million (US$13.0 million) from RMB103.2 million as of December 31, 2020, as the Company redeemed certain short-term financial products in the first quarter of 2021.

Definitions

1.

“we,” “our,” “Onion Global”, the “Group” and the “Company,” refer to Onion Global Limited, a Cayman Islands company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, its VIE and subsidiaries of VIE.

2.

“GMV” (i) with respect to GMV generated by sales through self-operated distribution channels (including O’Mall) and third-party platforms, such term refers to gross merchandise volume, which represents the total value of confirmed orders placed with us and sold via our platforms, including the total value of orders sold through our active KOCs through their social networks, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any incentives granted to KOCs; for the avoidance of doubt, such value of confirmed orders placed with and sold via our platforms before deduction of discounts and loyalty points applied to the orders sold and (ii) with respect to GMV generated by the Group, such term includes both (a) GMV referred in (i) and (b) all types of payments made by individuals who open an O’Partner account registered with our system.

3.	“active KOCs” refers to KOCs that confirmed one or more shipped orders on our platform within the indicated period.

4.

“active buyers” refers to a registered account, identified by a phone number that confirmed one or more shipped orders on our platform within the indicated period, which, for the avoidance of doubt, includes active KOCs.

5.	Ten ADSs represent one ordinary share.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this announcement, were made at a rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 as certified for customs purposes in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “target,” “aim,” “future,” “intends,” “plans,” “believes,” “potential,” “estimates” “continue,” “is/are likely to,” or other similar statements. Further information regarding these and other risks is included in Onion Global’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Onion Global does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Onion Global Limited

Onion Global Limited (NYSE: OG) is a next-generation lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands, which we refer to as “3F brands,” to young people in China and across Asia. The Company’s mission is to be the dream factory of lifestyle brands for young people. The Company’s platform offering an integrated solution to develop, market and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China. For more information, please visit http://ir.msyc.com/. Onion Global Limited has been listed on New York Stock Exchange since May 2021.

Investor Relations Contact

In China:

Onion Global Ltd.

Investor Relations

E-mail: ir@msyc.cc

Christensen

Mr. Eric Yuan

E-mail: eyuan@christensenir.com

Tel: +86-13801110739

In United States:

Christensen

Ms. Linda Bergkamp

E-mail: lbergkamp@christensenir.com

Tel: +1-480-614-3004

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	241,706	273,173	41,694
Restricted cash	8,014	—	—
Short-term investments	103,217	85,000	12,974
Accounts receivable, net	9,433	8,363	1,277
Inventories, net	442,628	437,758	66,815
Loans receivable, net	5,575	4,041	617
Prepayments and other current assets	189,812	232,734	35,522
Amounts due from related parties	9,358	8,061	1,230

Total current assets	1,009,743	1,049,130	160,129

Non-current assets:
Long-term investments	4,990	5,215	796
Property and equipment, net	15,594	16,972	2,590
Deferred tax assets	6,207	10,345	1,579
Goodwill	22,778	22,778	3,477

Total non-current assets	49,569	55,310	8,442

Total assets	1,059,312	1,104,440	168,571

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	24,200	29,349	4,480
Accounts payable	145,995	196,387	29,975
Customer advances and deferred revenue	174,456	162,954	24,872
Amounts due to related parties	—	809	123
Income tax payable	37,969	40,016	6,108
Accrued expenses and other liabilities	233,587	224,729	34,300

Total current liabilities	616,207	654,244	99,858

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	US$
Non-current liabilities
Long-term loan	1,199	1,160	177

Total non-current liabilities	1,199	1,160	177

Total liabilities	617,406	655,404	100,035

Shareholders’ equity:
Ordinary shares	5	5	1
Additional paid-in capital	833,855	833,855	127,271
Statutory reserves	9,984	9,984	1,524
Accumulated deficit	(408,099)	(399,159)	(60,924)
Accumulated other comprehensive income/(loss)	566	(515)	(79)

Onion Global Limited shareholders’ equity	436,311	444,170	67,793

Non-controlling interests	5,595	4,866	743

Total shareholders’ equity	441,906	449,036	68,536

Total liabilities and shareholders’ equity	1,059,312	1,104,440	168,571

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Three Months ended March 31,
	2020	2021
	RMB	RMB	US$
Revenues:
Total revenues	709,373	668,898	102,094
Operating cost and expenses:
Costs of revenues	(521,535)	(543,229)	(82,913)
Fulfillment expenses	(38,979)	(38,959)	(5,947)
Technology and content expenses	(4,175)	(8,340)	(1,273)
Selling and marketing expenses	(64,100)	(49,469)	(7,550)
General and administrative expenses	(9,875)	(21,739)	(3,318)

Total operating cost and expenses	(638,664)	(661,736)	(101,001)

Other operating income	144	782	119

Total income from operations	70,853	7,944	1,212

Other (expenses)/income:
Interest income	1,741	982	149
Interest expense	(4)	(573)	(87)
Foreign exchange (losses)/gains	(961)	2,732	417
Other income, net	753	1,116	170

Total other income	1,529	4,257	649

Income before income taxes and share of (loss)/income from equity method investments	72,382	12,201	1,861

Income tax expenses	(12,583)	(3,803)	(580)
Income before share of (loss)/income from equity method investments	59,799	8,398	1,281

Share of (loss)/income from equity method investments	(4,547)	56	9

Net income	55,252	8,454	1,290

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED (CONTINUED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Three Months ended March 31,
	2020	2021
	RMB	RMB	US$
Net income	55,252	8,454	1,290
Less: net losses attributable to non-controlling interests	(37)	(486)	(74)
Net income attributable to Onion Global Limited	55,289	8,940	1,364
Net income attributable to ordinary shareholders	55,289	8,940	1,364
Earnings per share:
Basic and diluted	7	1	0.15
Weighted average shares outstanding used in earnings per share computation:
Basic and diluted		7,993,846	7,993,846
Other comprehensive losses
Foreign currency translation adjustment net of tax of nil	(478)	(1,324)	(202)

Total other comprehensive losses, net of tax of nil	(478)	(1,324)	(202)

Comprehensive income	54,774	7,130	1,088
Less: comprehensive losses attributable to non-controlling interests	(404)	(729)	(111)

Comprehensive income attributable to Onion Global Limited	55,178	7,859	1,199